02 DEC 12 AM 9:34

**Rabobank Nederland**

*Sender* UC G-654, Postbus 17100, 3500 HG Utrecht

*Visiting address* Croeselaan 18, Utrecht

*Telephone* ( 00) 31 302162615

*Fax* ( 00)31 302161928

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02069033

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

P

SUPPL

*Our reference* BB/jcd

*Date* 2 december 2002

*Subject* Rabobank Nederland **Rule 12g3-2(b) File No. 82-5010**

Dear Sir or Madam,

The enclosed press releases from the period November 2002 and the Pricing Supplements of November 2002 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Very truly yours,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Director Control Rabobank Group

dlw 1/13

02 DEC 12 9:3

# Press releases

**Rabobank launches internet bank in Belgium today**
November 6 2002

Rabobank.be will operate from Belgium and aims its activities solely at Belgian citizens. The new internet bank will offer private customers a number of basic financial services, such as payment and savings accounts, fixed-term savings accounts and the opportunity to invest in twenty Robeco funds. Rabobank.be will combine an emphasis on reliability, transparency, customer-orientation and simplicity with very competitive conditions.

The Rabobank Group's director of International Retail, Pieter van der Weijden, who is responsible for the realization of this Belgian enterprise, made the following statement: "Setting up an internet bank in Belgium fits in well with our group strategy of adding international value to both our strength in retail distribution and our expertise in the field of virtual banking."

**About the Rabobank Group**
The Rabobank Group is a broad financial services provider. Its cooperative foundation has given it a clear customer focus. All the divisions of the Group work in close cooperation in order to jointly offer customers the best possible price-quality ratio and a wide range of financial services and products, such as payment, saving, lending, insuring and investing. The Group consists of approximately 369 independent local cooperative Rabobanks, which together have more than 925,000 members, and encompasses well-known subsidiaries such as Robeco, Interpolis, Schretlen and Co., Effectenbank Stroeve, Rabobank International, De Lage Landen, Rabo Real Estate and Gilde Investment. The group is represented internationally with 143 locations in 34 countries. The Rabobank Group has received the highest credit rating from the major rating institutes. In its Dutch home market, the Rabobank Group has nine million business and private customers and is market leader in virtually every area of financial services.

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In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

# Press releases

**Piet Moerland appointed to Executive Board**
November 18 2002

The Supervisory Board of Rabobank Nederland has appointed Piet Moerland (aged 53) as a member of the Executive Board effective 1 January 2003.

Moerland will primarily concentrate on co-operative matters and the relationship between the local Rabobanks and their central co-operative Rabobank Nederland. His portfolio furthermore includes the controlling, supervision and compliance of the local banks. He will also be responsible for ensuring that directorship positions at the local banks are filled with high-quality professionals.

Moerland's portfolio primarily stems from the changes to the top structure of Rabobank Nederland that were introduced in June of this year. In connection with this the Executive Board was given responsibility for the management of the co-operative in addition to the banking affairs of Rabobank Nederland. A responsibility that was previously held by the Board of Directors, which has since been abolished.

As a result of the appointment of Piet Moerland there will soon be three members of the Executive Board dedicated to the co-operative retail business of the Rabobank Group, consisting of the local Rabobanks. Their division of responsibilities is broadly speaking as follows. Piet van Schijndel, who will join the board on 1 December, will have overall responsibility for marketing. Jac Verhaegen will focus on product development and IT and Piet Moerland will bear responsibility for the co-operative and local supervision. A more precise division of responsibilities will be made at a later stage.

The appointment of Moerland means that the Executive Board will consist of six members from the beginning of 2003. The new team, comprising Bert Heemskerk, Rik van Slingelandt, Hans ten Cate, Jac Verhaegen, Piet van Schijndel and Piet Moerland, is consequently almost complete. The remaining vacancy for CFO (chief financial officer) is expected to be filled in the first half of 2003.

**About the Rabobank Group**
The Rabobank Group is a broad financial services provider. Its cooperative foundation has given it a clear customer focus. All the divisions of the Group work in close cooperation in order to jointly offer customers the best possible price-quality ratio and a wide range of financial services and products, such as payment, saving, lending, insuring and investing. The Group consists of approximately 369 independent local cooperative Rabobanks, which together have more than 925,000 members, and encompasses well-known subsidiaries such as Robeco, Interpolis, Schretlen and Co., Effectenbank Stroeve, Rabobank International, De Lage Landen, Rabo Real Estate and Gilde Investment. The group is represented internationally with 143 locations in 34 countries. The Rabobank Group has received the highest credit rating from the major rating institutes. In its Dutch home market, the Rabobank Group has nine million business and private customers and is market leader in virtually every area of financial services.

In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

# Press releases

**Issue of Rabobank Member Certificates II Yields record amount of 1.75**
November 27 2002

Local Rabobank members once again subscribe en masse

There has once again been an extremely enthusiastic response to the subscription for Rabobank Member Certificates II. As with the previous issue of Rabobank Member Certificates I, the issue of Rabobank Member Certificates II has been heavily oversubscribed. The amount of the issue has been established at EUR 1.75 billion, a record in the European retail market. The issue can be considered a tremendous success with proceeds that far exceed the expected amount of EUR 1 billion, which was the initial target at the start of the subscription period.

In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

More than 65,000 members of the Rabobank and employees of the Rabobank Group subscribed for Rabobank Member Certificates II. A maximum of ten certificates were allotted to each certificate holder at a price of € 100.00. For subscriptions above the amount ten, private individuals were allotted 85% and legal entities 70% at a price of € 106.00. This pricing - the highest price from the range from € 100 - € 106 and a discount on the allotment - clearly demonstrates the considerable interest in investing in member certificates. Each certificate holder is allowed to hold a maximum of 2,500 certificates and the allotment adhered to this maximum.

The dividend of the Rabobank Member Certificates II is 5.77% for the first period until 29 December 2002 and will be paid over € 100. The dividend will be credited at the end of each quarter and will amount to 1% above the average effective interest of the 10-year Dutch state loan over the previous three months. The certificates are marketable via an internal market that the Rabobank Group maintains itself. The internal market is held on the first Wednesday of the month. The next trading day will take place on Wednesday, 4 December 2002.

**Maintaining capital** The issue of member certificates furthermore plays an important role in strengthening the equity of the Rabobank Group and reflects the commitment to raise the level of member and employee involvement in the bank. Rik van Slingelandt, acting chairman of the Rabobank Group said: "We must achieve further growth in order to maintain our position of market leadership and to gain it in areas in which we are not yet market leader. This requires a large amount of capital. We offer our members and employees the opportunity to invest in this growth strategy, which is in their direct interest. And we are delighted that they have once again responded so enthusiastically to this issue."

**About the Rabobank Group**
The Rabobank Group is a broad financial services provider. Its cooperative foundation has given it a clear customer focus. All the divisions of the Group work in close cooperation in order to jointly offer customers the best possible price-

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (Rabobank Nederland)**
**AUSTRALIA BRANCH**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(Rabobank Nederland) Singapore Branch**

**RABO AUSTRALIA LIMITED**

**RABOBANK IRELAND plc**



Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc
by
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**

# Pricing Supplement

SERIES NO: 483A
TRANCHE NO: 1
NOK 650,000,000 6.125 per cent. Notes 2002 due 2005

**DEUTSCHE BANK**
**RABOBANK INTERNATIONAL**
and
**ING**
**DEXIA CAPITAL MARKETS**
**KBC BANK NV**
and
**AXA BANK BELGIUM**
**BANQUE ET CAISSE D'EPARGNE DE L'ETAT, LUXEMBOURG**
**CREDIT SUISSE FIRST BOSTON**
**DANSKE BANK**
**DRESDNER KLEINWORT WASSERSTEIN**
**LANDESBANK BADEN-WUERTTEMBERG**
**ZÜRCHER KANTONALBANK**

The date of this Pricing Supplement is 22 October 2002.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There are additional selling restrictions in Clause 36 of this Pricing Supplement.

Except as disclosed in this document, there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 (being the date of the latest audited consolidated financial statements of the Group) and no material adverse change in the financial position or prospects of the Issuer or the Group since 31 December 2001 (being the date of the latest audited consolidated financial statements of the Group).

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

In connection with this issue, Deutsche Bank AG London or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on Deutsche Bank AG London or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

| | | | |
|---|---|---|---|
| 1 | (i) | Issuer: | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A (Rabobank Nederland) |
| | (ii) | Guarantor | N/A |
| 2 | (i) | Series Number: | 483A |
| | (ii) | Tranche Number: | 1 |
| 3 | Specified Currency or Currencies: | | Norwegian Kroner ("**NOK**") |
| 4 | Aggregate Nominal Amount: | | |
| | (i) | Series: | NOK 650,000,000 |
| | (ii) | Tranche: | NOK 650,000,000 |
| 5 | (i) | Issue Price: | (1) In the case of NOK 400,000,000 nominal amount of the Notes 101.295 per cent.; and<br>(2) In the case of NOK 250,000,000 nominal amount of the Notes 101.2075 per cent. |
| | (ii) | Net proceeds: | NOK 649,261,250 comprising the following:<br>(1) In the case of NOK 400,000,000 nominal amount of the Notes NOK 399,680,000 (excluding agreed expenses); and<br>(2) In the case of NOK 250,000,000 nominal amount of the Notes NOK 249,581,250 (excluding agreed expenses). |
| 6 | Specified Denominations: | | NOK 10,000 and NOK 50,000 |
| 7 | (i) | Issue Date: | 24 October 2002 |
| | (ii) | Interest Commencement Date (if different from the Issue Date): | N/A |
| 8 | Maturity Date: | | 24 October 2005 |
| 9 | Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) | | No |
| 10 | Interest Basis: | | 6.125 per cent. Fixed-Rate |
| 11 | Redemption/Payment Basis: | | Redemption at par |
| 12 | Change of Interest or Redemption/Payment Basis: | | N/A |

| | | | | |
|---|---|---|---|---|
| 13 | Put/Call Options: | | | N/A |
| 14 | (i) | Status of the Notes: | | Senior |
| | (ii) | Status of the Guarantee: | | N/A |
| 15 | Listing: | | | Luxembourg |
| 16 | Method of distribution: | | | Syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 17 | **Fixed Rate Note Provisions** | | Applicable |
| | (i) | Rate of Interest: | 6.125 per cent. per annum payable annually in arrear |
| | (ii) | Interest Payment Date(s): | 24 October in each year commencing on 24 October 2003 and ending on 24 October 2005, if not previously redeemed |
| | (iii) | Fixed Coupon Amount (s): | NOK 612.50 on each denomination of NOK 10,000 and NOK 3,062.50 on each denomination of NOK 50,000 |
| | (iv) | Broken Amount: | N/A |
| | (v) | Day Count Fraction (Condition 1(a)): | Actual/Actual - ISMA |
| | (vi) | Determination Date(s) (Condition 1(a)): | Each Interest Payment Date |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Notes: | N/A |
| 18 | **Floating Rate Provisions** | | N/A |
| 19 | **Zero Coupon Note Provisions** | | N/A |
| 20 | **Index Linked Interest Note Provisions** | | N/A |
| 21 | **Dual Currency Note Provisions** | | N/A |

**PROVISIONS RELATING TO REDEMPTION**

| | | |
|---|---|---|
| 22 | **Call Option** | N/A |
| 23 | **Put Option** | N/A |
| 24 | **Final Redemption Amount** | Nominal Amount |
| 25 | **Early Redemption Amount** | |

| | | | |
|---|---|---|---|
| | (i) | Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | As set out in the Conditions |
| | (ii) | Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)): | Yes |
| | (iii) | Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)): | Yes |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | | |
|---|---|---|---|
| **26** | **Form of Notes**: | | Bearer Notes |
| | (i) | Temporary or permanent global Note/Certificate: | The Temporary Global Note will be exchangeable for Definitive Notes not earlier than 40 days after the issue date upon certification as to non-U.S. beneficial ownership. |
| | (ii) | Applicable TEFRA exemption: | D Rules |
| **27** | Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates: | | N/A |
| **28** | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | | No |
| **29** | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | | N/A |
| **30** | Details relating to Instalment Notes: | | N/A |
| | (i) | Instalment Amount(s): | N/A |
| | (ii) | Instalment Date(s): | N/A |
| | (iii) | Minimum Instalment Amount: | N/A |
| | (iv) | Maximum Instalment Amount: | N/A |
| **31** | Redenomination, renominalisation and reconventioning provisions: | | N/A |

| | | | |
|---|---|---|---|
| **32** | Consolidation provisions: | | N/A |
| **33** | Other terms or special conditions: | | N/A |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| **34** | (i) | If syndicated, names of Managers: | Deutsche Bank AG London<br>Coöperatieve Centrale Raiffeisen Boerenleenbank B.A. (Rabobank International)<br>Bank Brussels Lambert S.A.<br>Dexia Banque Internationale à Luxembourg, société anonyme acting under the name of Dexia Capital Markets<br>KBC Bank NV<br>Axa Bank Belgium<br>Banque et Caisse d'Epargne de L'Etat, Luxembourg<br>Credit Suisse First Boston (Europe) Limited<br>Danske BankA/S<br>Dresdner Bank AG London Branch<br>Landesbank Baden-Wuerttemberg<br>Zürcher Kantonalbank |
| | (ii) | Stabilising Manager (if any): | Deutsche Bank AG London |
| | (iii) | Dealer's Commission: | Combined management and underwriting commission: 0.1875 per cent. of the principal amount of the Notes. Selling Concession: 1.1875 per cent. of the principal amount of the Notes. |
| **35** | If non-syndicated, name of Dealer: | | N/A |
| **36** | Additional selling restrictions: | | **The Netherlands:** Each Manager understands that the Notes qualify as "Euro-securities" within the meaning of the Exemption regulation pursuant to the 1995 Act on the supervision of the securities trade (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*), i.e. that:<br>(i) the Notes are subscribed for and placed by a syndicate of which at least two members have their seat in different states party to the Agreement on the European Economic Area;<br>(ii) at least 60 per cent. of the Notes is placed by syndicate members established in one or more states other than the state where the Issuer |

has its corporate seat; and

(iii) subscription for the Notes is only possible, or the Notes can in the first instance only be purchased through, the intermediary of a credit institution registered with the Dutch Central Bank or through another institution (not registered with the Dutch Central Bank) which in the conduct of a profession or business carries out one or more of the activities referred to in paragraphs 7 and 8 of the Annex to the Second Banking Directive (replaced by paragraphs 7 and 8 of Annex I to Directive nr. 2000/12/EG of the European Parliament and of the Council of the European Union of 20 March 2000 relating to the taking up and pursuit of the business of credit institutions (OJ L126)).

**Norway:** No offering material in relation to the Notes has been or will be, approved by the Oslo Stock Exchange. Accordingly, each Manager has represented, warranted and agreed that it will not offer or sell any Notes directly or indirectly in the Kingdom of Norway or to residents of the Kingdom of Norway, other than to persons who are registered with the Oslo Stock Exchange as professional investors, and that it will not distribute the Offering Circular or any other offering material relating to the Notes in or from the Kingdom of Norway.

**OPERATIONAL INFORMATION**

| | | |
|---|---|---|
| **37** | ISIN Code: | XS0155501553 |
| **38** | Common Code: | 015550155 |
| **39** | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s): | N/A |
| **40** | Delivery: | Delivery against payment |

| | | |
|---|---|---|
| **41** | The Agents appointed in respect of the Notes are: | Deutsche Bank AG London as Fiscal Agent, Paying Agent and Exchange Agent, Deutsche Bank Luxembourg S.A. as Paying Agent, Banque Générale du Luxembourg S.A. as Paying Agent and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) as Paying Agent |

**GENERAL**

| | | |
|---|---|---|
| **42** | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a): | N/A |
| **43** | The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.135739, producing a sum of (for Notes not denominated in Euro): | Euro 88,230,350 |
| **44** | In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.: | N/A |
| **45** | Date of Pricing Supplement: | 22 October 2002 |
| **46** | Date of Base Offering Circular: | 27 September 2002 |

Signed on behalf of the Issuer:

By:

Duly authorised

02 DEC 12 9:31

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (Rabobank Nederland)
AUSTRALIA BRANCH

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(Rabobank Nederland) Singapore Branch

RABO AUSTRALIA LIMITED

RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc
by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

# Pricing Supplement

SERIES NO: 483A
TRANCHE NO: 2
NOK 500,000,000 6.125 per cent. Notes 2002 due 2005

**The Notes will, upon exchange of the Temporary Global Note for Definitive Notes, be consolidated and will form a single series, with the NOK 650,000,000 6.125 per cent. Notes 2002 due 2005 issued on 24 October 2002, details of which are contained in a Pricing Supplement dated 22 October 2002**

DEUTSCHE BANK
RABOBANK INTERNATIONAL
and
ING
DEXIA CAPITAL MARKETS
KBC BANK NV
and
AXA BANK BELGIUM
BANQUE ET CAISSE D'EPARGNE DE L'ETAT, LUXEMBOURG
CREDIT SUISSE FIRST BOSTON
DANSKE BANK
DRESDNER KLEINWORT WASSERSTEIN
LANDESBANK BADEN-WUERTTEMBERG
ZÜRCHER KANTONALBANK

The date of this Pricing Supplement is 6 November 2002.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There are additional selling restrictions in Clause 36 of this Pricing Supplement.

Except as disclosed in this document, there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 (being the date of the latest audited consolidated financial statements of the Group) and no material adverse change in the financial position or prospects of the Issuer or the Group since 31 December 2001 (being the date of the latest audited consolidated financial statements of the Group).

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

In connection with this issue, Deutsche Bank AG London or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes and/or the Notes issued as Tranche 1 of Series 483A at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on Deutsche Bank AG London or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

| | | | |
|---|---|---|---|
| 1 | (i) Issuer: | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A (Rabobank Nederland) |
| | (ii) Guarantor | N/A |
| 2 | (i) Series Number: | 483A |
| | (ii) Tranche Number: | 2<br>On or after 18 December 2002, the Notes will, upon exchange of the Temporary Global Note for Definitive Notes, be consolidated and form a single series with an issue of NOK 650,000,000 6.125 per cent. Notes 2002 due 2005 issued on 24 October 2002, details of which are contained in a Pricing Supplement dated 22 October 2002 (the **"Original Notes"**) |
| 3 | Specified Currency or Currencies: | Norwegian Kroner (**"NOK"**) |
| 4 | Aggregate Nominal Amount: | |
| | (i) Series: | NOK 1,150, 000,000 |
| | (ii) Tranche: | NOK 500,000,000 |
| 5 | (i) Issue Price: | (1) In the case of the first NOK 250,000,000 nominal amount of the Notes 100.6875 per cent. plus accrued interest from and including 24 October 2002 to but excluding 8 November 2002; and<br>(2) In the case of the second NOK 250,000,000 nominal amount of the Notes 100.955 per cent. plus accrued interest from and including 24 October 2002 to but excluding 8 November 2002. |
| | (ii) Net proceeds: | NOK 498,489,811.64 comprising the following:<br>(1) In the case of the first NOK 250,000,000 nominal amount of the Notes NOK 248,910,530.82 (excluding agreed expenses); and<br>(2) In the case of the second NOK 250,000,000 nominal amount of the Notes NOK 249,579,280.82 (excluding agreed expenses) |

| | | | |
|---|---|---|---|
| 6 | Specified Denominations: | | NOK 10,000 and NOK 50,000 |
| 7 | (i) | Issue Date: | 8 November 2002 |
| | (ii) | Interest Commencement Date (if different from the Issue Date): | 24 October 2002 |
| 8 | Maturity Date: | | 24 October 2005 |
| 9 | Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) | | No |
| 10 | Interest Basis: | | 6.125 per cent. Fixed Rate |
| 11 | Redemption/Payment Basis: | | Redemption at par |
| 12 | Change of Interest or Redemption/Payment Basis: | | N/A |
| 13 | Put/Call Options: | | N/A |
| 14 | (i) | Status of the Notes: | Senior |
| | (ii) | Status of the Guarantee: | N/A |
| 15 | Listing: | | Luxembourg |
| 16 | Method of distribution: | | Syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 17 | **Fixed Rate Note Provisions** | | Applicable |
| | (i) | Rate of Interest: | 6.125 per cent. per annum payable annually in arrear |
| | (ii) | Interest Payment Date(s): | 24 October in each year commencing on 24 October 2003 and ending on 24 October 2005, if not previously redeemed |
| | (iii) | Fixed Coupon Amount (s): | NOK 612.50 on each denomination of NOK 10,000 and NOK 3,062.50 on each denomination of NOK 50,000 |
| | (iv) | Broken Amount: | N/A |
| | (v) | Day Count Fraction (Condition 1(a)): | Actual/Actual - ISMA |
| | (vi) | Determination Date(s) (Condition 1(a)): | Each Interest Payment Date |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Notes: | N/A |
| 18 | **Floating Rate Provisions** | | N/A |
| 19 | **Zero Coupon Note Provisions** | | N/A |
| 20 | **Index Linked Interest Note Provisions** | | N/A |

| | | |
|---|---|---|
| **21** | **Dual Currency Note Provisions** | N/A |

**PROVISIONS RELATING TO REDEMPTION**

| | | | |
|---|---|---|---|
| **22** | **Call Option** | | N/A |
| **23** | **Put Option** | | N/A |
| **24** | **Final Redemption Amount** | | Nominal Amount |
| **25** | **Early Redemption Amount** | | |
| | (i) | Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | As set out in the Conditions |
| | (ii) | Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)): | Yes |
| | (iii) | Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)): | Yes |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | | |
|---|---|---|---|
| **26** | **Form of Notes**: | | Bearer Notes |
| | (i) | Temporary or permanent global Note/Certificate: | The Temporary Global Note will be exchangeable for Definitive Notes not earlier than 40 days after the issue date upon certification as to non-U.S. beneficial ownership and upon exchange the Notes will be consolidated and form a single series with the Original Notes and the ISIN and Common Code will be the same as those set out in paragraph 37(i) and 38(i) below.<br><br>Until such time, a temporary ISIN and Common Code will be allocated to the Notes as set out in paragraphs 37(ii) and 38(ii). |
| | (ii) | Applicable TEFRA exemption: | D Rules |
| **27** | Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates: | | N/A |
| **28** | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | | No |

| | | | |
|---|---|---|---|
| 29 | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | | N/A |
| 30 | Details relating to Instalment Notes: | | N/A |
| | (i) | Instalment Amount(s): | N/A |
| | (ii) | Instalment Date(s): | N/A |
| | (iii) | Minimum Instalment Amount: | N/A |
| | (iv) | Maximum Instalment Amount: | N/A |
| 31 | Redenomination, renominalisation and reconventioning provisions: | | N/A |
| 32 | Consolidation provisions: | | N/A |
| 33 | Other terms or special conditions: | | N/A |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| 34 | (i) | If syndicated, names of Managers: | Deutsche Bank AG London<br>Coöperatieve Centrale Raiffeisen Boerenleenbank B.A. (Rabobank International)<br>Bank Brussels Lambert S.A.<br>Dexia Banque Internationale à Luxembourg, société anonyme acting under the name of Dexia Capital Markets<br>KBC Bank NV<br>Axa Bank Belgium<br>Banque et Caisse d'Epargne de L'Etat, Luxembourg<br>Credit Suisse First Boston (Europe) Limited<br>Danske Bank A/S<br>Dresdner Bank AG London Branch<br>Landesbank Baden-Wuerttemberg<br>Zürcher Kantonalbank |
| | (ii) | Stabilising Manager (if any): | Deutsche Bank AG London |
| | (iii) | Dealer's Commission: | Combined management and underwriting commission: 0.1875 per cent. of the principal amount of the Notes. Selling Concession: 1.1875 per cent. of the principal amount of the Notes. |
| 35 | If non-syndicated, name of Dealer: | | N/A |
| 36 | Additional selling restrictions: | | **The Netherlands:** Each Manager understands that the Notes qualify as "Euro- |

securities" within the meaning of the Exemption regulation pursuant to the 1995 Act on the supervision of the securities trade (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*), i.e. that:

(i) the Notes are subscribed for and placed by a syndicate of which at least two members have their seat in different states party to the Agreement on the European Economic Area;

(ii) at least 60 per cent. of the Notes is placed by syndicate members established in one or more states other than the state where the Issuer has its corporate seat; and

(iii) subscription for the Notes is only possible, or the Notes can in the first instance only be purchased through, the intermediary of a credit institution registered with the Dutch Central Bank or through another institution (not registered with the Dutch Central Bank) which in the conduct of a profession or business carries out one or more of the activities referred to in paragraphs 7 and 8 of the Annex to the Second Banking Directive (replaced by paragraphs 7 and 8 of Annex I to Directive nr. 2000/12/EG of the European Parliament and of the Council of the European Union of 20 March 2000 relating to the taking up and pursuit of the business of credit institutions (OJ L126)).

**Norway:** No offering material in relation to the Notes has been or will be, approved by the Oslo Stock Exchange. Accordingly, each Manager has represented, warranted and agreed that it will not offer or sell any Notes directly or indirectly in the Kingdom of Norway or to residents of the Kingdom of Norway, other than to persons who are registered with the Oslo Stock Exchange as professional investors, and that it will not distribute the Offering Circular or any other

| | | | |
|---|---|---|---|
| | | | offering material relating to the Notes in or from the Kingdom of Norway. |

**OPERATIONAL INFORMATION**

| | | | |
|---|---|---|---|
| **37** | (i) | ISIN Code: | XS0155501553 |
| | (ii) | Temporary ISIN Code: | XS0157329201 |
| **38** | (i) | Common Code: | 015550155 |
| | (ii) | Temporary Common Code: | 015732920 |
| **39** | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s): | | N/A |
| **40** | Delivery: | | Delivery against payment |
| **41** | The Agents appointed in respect of the Notes are: | | Deutsche Bank AG London as Fiscal Agent, Paying Agent and Exchange Agent, Deutsche Bank Luxembourg S.A. as Paying Agent, Banque Générale du Luxembourg S.A. as Paying Agent and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) as Paying Agent |

## GENERAL

| | | |
|---|---|---|
| **42** | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a): | N/A |
| **43** | The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.135897, producing a sum of (for Notes not denominated in Euro): | Euro 67,948,500 |
| **44** | In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.: | N/A |
| **45** | Date of Pricing Supplement: | 6 November 2002 |
| **46** | Date of Base Offering Circular: | 27 September 2002 |

Signed on behalf of the Issuer:

By:

Duly authorised

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)**
**AUSTRALIA BRANCH**
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)**
**SINGAPORE BRANCH**
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
**RABO AUSTRALIA LIMITED**
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory
**RABOBANK IRELAND plc**
(a company incorporated with limited liability in Ireland)

Euro 50,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**

# Pricing Supplement

## SERIES NO: 503A
## TRANCHE NO: 1
## U.S.$ 100,000,000 5.00 per cent. Notes due 2012

**Issue Price: 101.50 per cent**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK INTERNATIONAL)**
**UBS WARBURG**
and
**PRUDENTIAL-BACHE INTERNATIONAL LIMITED**

The date of this Pricing Supplement is 12 November 2002.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 27 September 2002 issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There are additional selling restrictions in Clause 36 of this Pricing Supplement.

Except as disclosed in this document, there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 (being the date of the latest audited consolidated financial statements of the Group) and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2001 (being the date of the latest audited consolidated financial statements of the Group).

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

In connection with this issue, UBS AG, acting through its business group UBS Warburg, may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on UBS AG, acting through its business group UBS Warburg or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

| | | | |
|---|---|---|---|
| 1 | Issuer: | | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| 2 | (i) | Series Number: | 503A |
| | (ii) | Tranche Number: | 1 |
| 3 | Specified Currency or Currencies: | | U.S. Dollar ("USD") |
| 4 | Aggregate Nominal Amount: | | |
| | (i) | Series: | USD 100,000,000 |
| | (ii) | Tranche: | USD 100,000,000 |
| 5 | (i) | Issue Price: | 101.50 per cent. of the Aggregate Nominal Amount |
| | (ii) | Net proceeds: | USD 99,500,000 |
| 6 | Specified Denominations: | | USD 10,000 |
| 7 | Issue Date: | | 14 November 2002 |
| 8 | Maturity Date: | | 14 November 2012 |
| 9 | Domestic Note: (if Domestic Note, there will be gross-up for withholding tax) | | No |
| 10 | Interest Basis: | | 5.00 per cent. Fixed Rate |
| 11 | Redemption/Payment Basis: | | Redemption at par |
| 12 | Change of Interest or Redemption/Payment Basis: | | Not Applicable |
| 13 | Put/Call Options: | | Call<br>(further particulars specified below) |
| 14 | Status of the Notes: | | Senior |
| 15 | Listing: | | Luxembourg |
| 16 | Method of distribution: | | Syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 17 | **Fixed Rate Note Provisions** | | Applicable |
| | (i) | Rate of Interest: | 5.00 per cent. per annum payable annually in arrear |
| | (ii) | Interest Payment Date(s): | 14 November in each year commencing on 14 November 2003 and ending on the Maturity Date subject to the Following Business Day Convention |
| | (iii) | Fixed Coupon Amount(s): | USD 500 per USD 10,000 in nominal amount |
| | (iv) | Broken Amount: | Not Applicable |

| | | | |
|---|---|---|---|
| | (v) | Day Count Fraction (Condition 1(a)): | 30/360 (unadjusted) |
| | (vi) | Determination Date(s) (Condition 1(a)): | Not Applicable |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not Applicable |
| **18** | **Floating Rate Provisions** | | Not Applicable |
| **19** | **Zero Coupon Note Provisions** | | Not Applicable |
| **20** | **Index Linked Interest Note Provisions** | | Not Applicable |
| **21** | **Dual Currency Note Provisions** | | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | | |
|---|---|---|---|
| **22** | **Call Option** | | Applicable |
| | (i) | Optional Redemption Date(s): | Each Interest Payment Date commencing on 14 November 2003 and ending on 14 November 2011 subject to the Following Business Day Convention |
| | (ii) | Optional Redemption Amount(s) and method, if any, of calculation of such amount(s): | 100.00 per cent of the Aggregate Nominal Amount |
| | (iii) | If redeemable in part: | Not Applicable |
| | (iv) | Option Exercise Date(s): | Not Applicable |
| | (v) | Description of any other Issuer's Option: | Not Applicable |
| | (vi) | Notice period (if other than as set out in the Conditions): | Not less than 5 (five) New York and London Business Days prior to each Optional Redemption Date |
| **23** | **Put Option** | | Not Applicable |
| **24** | **Final Redemption Amount** | | Nominal amount |
| **25** | **Early Redemption Amount** | | |
| | (i) | Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | As set out in the Conditions |
| | (ii) | Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)): | Yes |

| | | | |
|---|---|---|---|
| | (iii) | Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)): | Yes |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | | |
|---|---|---|---|
| **26** | **Form of Notes:** | | Bearer Notes |
| | (i) | Temporary or permanent global Note/Certificate: | The Temporary Global Note will be exchangeable for a Permanent Global Note not earlier than 40 days after the issue date which is exchangeable for Definitive Notes not earlier than 60 days after the issue date |
| | (ii) | Applicable TEFRA exemption: | D Rules |
| **27** | Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates: | | London |
| **28** | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | | No |
| **29** | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | | Not Applicable |
| **30** | Details relating to Instalment Notes: | | Not Applicable |
| **31** | Redenomination, renominalisation and reconventioning provisions: | | Not Applicable |
| **32** | Consolidation provisions: | | Not Applicable |
| **33** | Other terms or special conditions: | | So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| **34** | (i) | If syndicated, names of Managers: | Coöperative Centrale Raiffeisen - Boerenleenbank B.A. (Rabobank International)<br>UBS AG, acting through its business group UBS Warburg<br>Prudential-Bache International Limited |
| | (ii) | Stabilising Manager (if any): | UBS AG, acting through its business group UBS Warburg |
| | (iii) | Dealer's Commission: | Combined management and underwriting commission: 0.50 per cent. of the principal amount of the Notes.<br>Selling Concession: 1.50 per cent. of the principal amount of the Notes. |
| **35** | If non-syndicated, name of Dealer: | | Not Applicable |

**36** Additional selling restrictions:

**The Netherlands:** Each Manager understands that the Notes qualify as "Euro-securities" within the meaning of the Exemption regulation pursuant to the 1995 Act on the supervision of the securities trade (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*), i.e. that:

(i) the Notes are underwritten and placed by a syndicate of which at least two members have their seat in different member states of the EEA;

(ii) at least 60 per cent. of the Notes is placed by syndicate members established in one or more states other than the state member where the issuing institution has its corporate seat; and

(iii) subscription for the Notes is only possible, or the Notes can in the first instance only be purchased through, the intermediary of a credit institution registered with the Dutch Central Bank or through another institution (not registered with the Dutch Central Bank) which in the course of its business carries out one or more of the activities referred to in paragraphs 7 and 8 of the Annex to the Second Banking Directive (replaced by paragraphs 7 and 8 of Annex I to Directive nr. 2000/12/EG of the European Parliament and of the Council of the European Union of 20 March 2000 relating to the taking up and pursuit of the business of credit institutions (OJ L126)).

Each Manager has represented and agreed that it shall not at any time conduct a general advertising or soliciting campaign in relation to the Notes anywhere in the world.

**Hong Kong:** These Notes can only be offered by way of private placements. In relation to the issue of the Notes, each purchaser represents and agrees that unless it is a person permitted to do so under the securities laws of Hong Kong, it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purpose of issue, in Hong Kong, any advertisement, invitation or document relating to the Notes other than with respect to Notes intended to be disposed of to persons outside Hong Kong or to be disposed of in Hong Kong only to persons whose business involves the acquisitions, disposal, or holdings of securities, whether as principal or agent.

## OPERATIONAL INFORMATION

| | | |
|---|---|---|
| **37** | ISIN Code: | XS0156475310 |
| **38** | Common Code: | 015647531 |
| **39** | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s): | Not Applicable |
| **40** | Delivery: | Delivery against payment |
| **41** | The Agents appointed in respect of the Notes are: | Deutsche Bank AG London as Fiscal Agent, Paying Agent and Exchange Agent, Deutsche Bank Luxembourg S.A as Paying Agent, Banque Générale du Luxembourg S.A. as Paying Agent and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Radobank Nederland) as Paying Agent |

## GENERAL

| | | |
|---|---|---|
| **42** | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a): | Not Applicable |
| **43** | The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.02707, producing a sum of (for Notes not denominated in Euro): | Euro 102,706,600 |
| **44** | In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.: | Not Applicable |
| **45** | Date of Pricing Supplement: | 12 November 2002 |
| **46** | Date of Base Offering Circular: | 27 September 2002 |

Signed on behalf of the Issuer:

By: ____________________

Duly authorised

Niek V.

02 DEC 12 9:45

**Pricing Supplement**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)**
**AUSTRALIA BRANCH**
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)**
**SINGAPORE BRANCH**
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
**RABO AUSTRALIA LIMITED**
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory
**RABOBANK IRELAND plc**
(a company incorporated with limited liability in Ireland)

Euro 50,000,000,000
Global Medium-Term Note Programme
from seven days to perpetuity
Guaranteed by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

## SERIES NO: 522A
## TRANCHE NO: 1
## JPY 29,200,000,000 0.22 per cent. Fixed Rate Notes due 21st November, 2007

Issue Price: 100.10 per cent

**Barclays Capital**

The date of this Pricing Supplement is 19st November, 2002.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 27th September, 2002 issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer, the Guarantor or of the Group since 31st December, 2001 and no material adverse change in the financial position or prospects of the Issuer, the Guarantor or of the Group since 31st December, 2001.

| | | | |
|---|---|---|---|
| 1 | (i) | Issuer: | Rabobank Ireland plc |
| | (ii) | Guarantor: | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| 2 | (i) | Series Number: | 522A |
| | (ii) | Tranche | 1 |
| 3 | Specified Currency or Currencies: | | Japanese Yen ("JPY") |
| 4 | Aggregate Nominal Amount: | | |
| | (i) | Series | JPY 29,200,000,000 |
| | (ii) | Tranche | JPY 29,200,000,000 |
| 5 | (i) | Issue Price: | 100.10 per cent. of the Aggregate Nominal Amount |
| | (ii) | Net proceeds: | JPY 29,200,000,000 |
| 6 | Specified Denominations: | | JPY 100,000,000 |
| 7 | Issue Date: | | 21st November, 2002 |
| 8 | Maturity Date: | | 21st November, 2007 |
| 9 | Domestic Note: (if Domestic Note, there will be gross-up for withholding tax) | | No |
| 10 | Interest Basis: | | 0.22 per cent. Fixed Rate |
| 11 | Redemption/Payment Basis: | | Redemption at par |
| 12 | Change of Interest or Redemption/Payment Basis: | | Not Applicable |
| 13 | Put/Call Options: | | Not Applicable |
| 14 | (i) | Status of the Notes: | Senior |
| | (ii) | Status of the Guarantee: | Senior |
| 15 | Listing: | | Luxembourg |
| 16 | Method of distribution: | | Non-Syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | |
|---|---|---|
| 17 | **Fixed Rate Note Provisions** | Applicable |

| | | |
|---|---|---|
| | (i) Rate of Interest: | 0.22 per cent. per annum payable semi-annually in arrear |
| | (ii) Interest Payment Date(s): | 21st May and 21st November in each year, commencing 21st May, 2003 and ending on the Maturity Date in accordance with the Modified Following Business Day Convention |
| | (iii) Fixed Coupon Amount: | JPY 110,000 per JPY 100,000,000 in nominal amount |
| | (iv) Broken Amount: | Not Applicable |
| | (v) Day Count Fraction (Condition 1(a)): | Actual/Actual (ISMA) |
| | (vi) Determination Date(s) (Condition 1(a)): | Not Applicable |
| | (vii) Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not Applicable |
| **18** | **Floating Rate Provisions** | Not Applicable |
| **19** | **Zero Coupon Note Provisions** | Not Applicable |
| **20** | **Index Linked Interest Note Provisions** | Not Applicable |
| **21** | **Dual Currency Note Provisions** | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | |
|---|---|---|
| **22** | Call Option | Not Applicable |
| **23** | Put Option | Not Applicable |
| **24** | Final Redemption Amount | Nominal amount |
| **25** | Early Redemption Amount | |
| | (i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Yes, as set out in the Conditions |
| | (ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)): | Yes |
| | (iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 7(f)): | Not Applicable |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | |
|---|---|---|
| 26 | **Form of Notes:** | Bearer Notes |
| | (i) Temporary or permanent global Note/Certificate: | Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note |
| | (ii) Applicable TEFRA exemption: | D Rules |
| 27 | Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates: | London and New York |
| 28 | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | No |
| 29 | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | Not Applicable |
| 30 | Details relating to Instalment Notes: | Not Applicable |
| | (i) Instalment Amount(s): | Not Applicable |
| | (ii) Instalment Date(s): | Not Applicable |
| | (iii) Minimum Instalment Amount: | Not Applicable |
| | (iv) Maximum Instalment Amount: | Not Applicable |
| 31 | Redenomination, renominalisation and reconventioning provisions: | Not Applicable |
| 32 | Consolidation provisions: | Not Applicable |

| | | | |
|---|---|---|---|
| 33 | Other terms or special conditions: | | So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| 34 | (i) | If syndicated, names of Managers: | Not Applicable |
| | (ii) | Stabilising Manager (if any): | Not Applicable |
| | (iii) | Dealer's Commission: | 0.10 per cent. |
| 35 | | If non-syndicated, name of Dealer: | Barclays Bank PLC |
| 36 | | Additional selling restrictions: | Not Applicable |

**OPERATIONAL INFORMATION**

| | | | |
|---|---|---|---|
| 37 | | ISIN Code: | XS0158355759 |
| 38 | | Common Code: | 15835575 |
| 39 | | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s): | Not Applicable |
| | (i) | The Depositary Trust Company | Not Applicable |
| 40 | | Delivery: | Delivery against payment |
| 41 | | The Agents appointed in respect of the Notes are: | Deutsche Bank AG London |

**GENERAL**

| | | |
|---|---|---|
| 42 | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a): | Not Applicable |
| 43 | The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.008249, producing a sum of (for Notes not denominated in Euro): | Euro 240,870,800 |

| | | |
|---|---|---|
| 44 | In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.: | Not Applicable |
| 45 | Date of Pricing Supplement: | 19 November, 2002 |
| 46 | Date of Base Offering Circular: | 27th September, 2002 |

**Signed on behalf of the Issuer:**

**By:** ______________________

**Duly authorised**

**Signed on behalf of the Guarantor:**

**By:** ______________________

**Duly authorised**